Aurora Cannabis Acquires Exclusive Canadian License for World-Leading Pre-Roll Technology from CannaRoyalty

TSX: ACB      CSE: CRZ

EDMONTON and OTTAWA, July 11, 2018 /CNW/ - Aurora Cannabis Inc. ("Aurora") (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) and CannaRoyalty Corp. (CSE: CRZ) (OTCQX: CNNRF) ("CannaRoyalty") (together the "Companies") today announced that the Companies have signed a binding term sheet (the "Agreement") whereby Aurora is purchasing CannaRoyalty's exclusive Canadian license to use and commercialize pre-roll technology developed by Wagner Dimas for an aggregate consideration of C$7 million in Aurora common shares (the "Purchase Price"). Closing of the Agreement is subject to certain conditions, including regulatory approval.

"Pre-rolls are a rapidly growing, in-demand segment of the international cannabis market and the Wagner Dimas's technology has substantial competitive advantages over peers in terms of throughput, quality and diversity," said Terry Booth, CEO of Aurora. "This Agreement reflects Aurora's strategy to continue broadening our high-quality product portfolio by expanding into value add products for both the medical and adult consumer markets. Wagner Dimas has a proven record of producing many of the leading pre-roll brands in a number of mature cannabis markets, and we look forward to introducing this high throughput, high-quality pre-roll technology to the Canadian market."

Marc Lustig, CEO of CannaRoyalty, added, "The Agreement to transfer our Canadian license to the Wagner Dimas technology aligns with and advances our focused business strategy of building out our distribution and brand network in our core market of California. This successful liquidity event for one of our early investments validates our approach as a strategic investor in the cannabis industry, while at the same time providing us with equity exposure to Aurora's future growth"

Unless otherwise agreed to by both parties, the Agreement will be closed within 15 business days of its signing.

About Aurora

Headquartered in Edmonton, Alberta, with funded capacity in excess of 430,000 kg per year and sales and operations in 14 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution. Aurora, from day one of its existence, has been steadfast in its respect for the cannabis community, the culture and its pioneers, as well as has been a strong supporter of and advocate for access to cannabis.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes. Intended to be replicable and scalable globally, these production facilities are designed to produce cannabis of significant scale, with high quality, industry-leading yields, and ultra-low per gram production costs. Each of Aurora's facilities is built to meet European Union (EU) GMP standards, and both its first production facility and its wholly owned European medical cannabis distributor Pedanios have achieved this level of certification.

In addition to our rapid organic growth to over 1000 employees world-wide, and strong execution on strategic M&A, which to date includes nine companies acquired - CanvasRX, Peloton Pharmaceutical, Pedanios, H2 Biopharma, Urban Cultivator, BC Northern Lights, Larssen, CanniMed Therapeutics, and Anandia Labs - Aurora is distinguished by its reputation as a partner of choice and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: The Green Organic Dutchman Holdings Ltd. (TSX: TGOD), Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), Namaste Technologies Inc. (TSXV: N), and Alcanna Inc. (TSX: CLIQ).

Aurora's Common Shares trade on the TSX under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index.

For detailed investor information about Aurora, please visit our investor website investor.auroramj.com.

About CannaRoyalty

CannaRoyalty is an active operator and investor in the global cannabis industry, with a strong focus on California, the world's largest cannabis market. Our core mission is to become the leading global consumer product goods company for discerning cannabis consumers. We are currently focused on building a diversified portfolio of manufacturing, distribution, intellectual property, and infrastructure assets to achieve this goal. Our leadership team combines a passion and hands-on understanding of the cannabis industry, with seasoned financial and legal expertise. CannaRoyalty's shares trade on the Canadian Stock Exchange (CSE) under the symbol CRZ and internationally on the OTCQX under the symbol CNNRF.

About Wagner Dimas

Wagner Dimas is an Intellectual Property company focused on engineering and developing technology for large scale manufacturing in a variety of applications including automated high production scale rolling machines to mass manufacture hemp and cannabis pre-rolls and cones. Wagner Dimas has assumed the leadership position in pre-roll manufacturing equipment and process. The company's licensees have experienced significant demand for both its co-packing and contract manufacturing services with over 20 cannabis brands, dispensaries, and cultivators, who are now able to provide their patients and customers with an unparalleled quantity and quality of finished product.

Forward looking statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Terry Booth, CEO
Aurora Cannabis Inc.

SOURCE Aurora Cannabis Inc.

View original content: http://www.newswire.ca/en/releases/archive/July2018/11/c8956.html

%SEDAR: 00025675E

For further information: For Aurora: Marc Lakmaaker, +1.647.269.5523, marc.lakmaaker@auroramj.com, www.auroramj.com; Rob Kelly, +1.647.331.7228, rob.kelly@auroramj.com, www.auroramj.com; U.S. investors: Phil Carlson / Elizabeth Barker, KCSA Strategic Communications, Phone: (212) 896-1233 / (212) 896-1203, Email: pcarlson@kcsa.com / ebarker@kcsa.com; For CannaRoyalty: Marc Lustig, CannaRoyalty Corp., info@cannaroyalty.com, 1-844-556-5070, www.cannaroyalty.com; Jonathan Ross, CFA, LodeRock Advisors Inc., jon.ross@loderockadvisors.com, 1-416-283-0178, loderockadvisors.com

CO: Aurora Cannabis Inc.

CNW 06:00e 11-JUL-18